Exhibit 99.1

Kingsoft Cloud Announces Unaudited Fourth Quarter and Fiscal Year 2020 Financial Results

BEIJING, CHINA, March 17, 2021 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth quarter 2020 Financial Highlights

•	Total revenues were RMB1,922.7 million (US$[1]294.7 million) in the fourth quarter of 2020, representing an increase of 63.8% year-over-year.

•	Gross profit was RMB92.6 million (US$14.2 million) in the fourth quarter of 2020, representing an increase of 70.5% year-over-year.

•	Non-GAAP gross profit[2] was RMB94.9 million (US$14.5 million) in the fourth quarter of 2020, representing an increase of 67.4% year-over-year.

•	Net loss was RMB105.2 million (US$16.1 million) or -5.5% net margin in the fourth quarter of 2020, compared with net loss of RMB239.5 million or net margin of -20.4% in the fourth quarter of 2019.

•

Non-GAAP EBITDA[3] was RMB-17.5 million (US$-2.7 million) or -0.9% Non-GAAP EBITDA margin in the fourth quarter of 2020, compared with RMB-89.3 million or -7.6% Non-GAAP EBITDA margin in the fourth quarter of 2019.

Fiscal Year 2020 Financial Highlights

•	Total revenues were RMB6,577.3 million (US$1,008.0 million) in the fiscal year 2020, representing an increase of 66.2% year-over-year.

•	Gross profit was RMB357.0 million (US$54.7 million) or 5.4% gross margin in the fiscal year 2020, compared with RMB7.7 million or 0.2% gross margin in the fiscal year 2019.

•	Non-GAAP gross profit was RMB367.6 million (US$56.3 million) or 5.6% Non-GAAP gross margin in the fiscal year 2020, compared with RMB16.2 million or 0.4% Non-GAAP gross margin in the fiscal year 2019.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.525 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

[3]

Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. Non-GAAP EBITDA margin is defined as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

•	Net loss was RMB962.2 million (US$147.5 million) or -14.6% net margin in the fiscal year 2020, compared with net loss of RMB1,111.2 million or net margin of -28.1% in the fiscal year 2019.

•

Non-GAAP EBITDA was RMB-119.1 million (US$-18.3 million) or -1.8% Non-GAAP EBITDA margin in the fiscal year 2020, compared with RMB-417.7 million or -10.6% Non-GAAP EBITDA margin in the fiscal year 2019.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “We are pleased to report another quarter of fast growth. We continued to improve our cloud-native product portfolio and focus on serving our premium customers across the Internet, public services, financial services, and healthcare sectors. During the year, we have made solid progress winning and serving new customers, including Zhihu, Agora, Huya, Bigo, Sogou and many other companies. As a leading independent cloud services provider, and with our full dedication to cloud business, we are able to avoid potential conflicts of interest with our premium customers and enhance our neutral position, which in turn gains additional trust from customers. With more and more customers deploying a multi-cloud strategy, we are being warmly welcomed as their vendor of choice. By deeply digging into and understanding customer needs during this profound era of digital transformation, we have laid a solid foundation to expand our customer base and drive steady growth this year.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud added that “We continue to rapidly scale our business and are making great strides in achieving profitability. As the backbone that supports IT infrastructure development, the demand for cloud computing has been growing rapidly and drives our revenue growth. Our total revenues were RMB1.92 billion this quarter, representing a year-over-year growth of 63.8%. Our adjusted EBITDA margin improved significantly from -7.6% in the fourth quarter of 2019 to -0.9% this quarter, representing an improvement of 6.7 percentage points. Net loss margin also narrowed to -5.5% this quarter, which was a significant improvement from -20.4% in the same period last year. Our earnings per share was RMB-0.03 this quarter, improving significantly from RMB-0.32 in the same period last year and approaching quarterly breakeven. In addition, to touch on our Environment, Social and Governance (“ESG”) efforts, we are working on our internal ESG initiatives and expect to publish the first ESG report in the near future.”

Fourth quarter 2020 Financial Results

Total Revenues reached RMB1,922.7 million (US$294.7 million), representing an increase of 63.8% from RMB1,173.6 million in the same period of 2019. The increases were primarily due to the growth in both public cloud services and enterprise cloud services for our premium customers.

•	Revenues from public cloud services were RMB1,361.5 million (US$208.7 million), representing an increase of 44.1% from RMB945.1 million in the same period of 2019.

•	Revenues from enterprise cloud services were RMB535.9 million (US$82.1 million), representing an increase of 143.1% from RMB220.4 million in the same period of 2019.

•	Other revenues were RMB25.3 million (US$3.9 million).

Cost of revenues was RMB1,830.2 million (US$280.5 million), representing an increase of 63.5% from RMB1,119.3 million in the same period of 2019, primarily attributable to the rapid growth of our business. IDC costs increased by 49.6% to RMB1,100.1 million (US$168.6 million) from RMB735.5 million in the same period of 2019. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. IDC costs as a percentage of total revenues decreased from 62.7% during the same period of last year to 57.2% in the fourth quarter of 2020. Depreciation and amortization costs were RMB167.5 million (US$25.7 million), remain flat with last quarter.

Gross profit was RMB92.6 million (US$14.2 million), compared to RMB54.3 million in the same period of 2019. Gross margin was 4.8%, compared to 4.6% in the same period of 2019.

Non-GAAP gross profit was RMB94.9 million (US$14.5 million), compared to RMB56.7 million in the same period of 2019. Non-GAAP gross margin was 4.9%, compared to 4.8% in the same period of 2019. The increase was primarily due to our continued leverage on economies of scale and the costs savings, which is offset by the investment into new business opportunities of strategic verticals, and costs incurred for ongoing projects.

Selling and marketing expenses were RMB114.7 million (US$17.6 million), compared to RMB98.3 million in the same period of 2019, mainly due to the increase in share-based compensation expenses, as well as the salaries and welfare of selling and marketing personnel.

General and administrative expenses were RMB42.2 million (US$6.5 million), compared with RMB87.2 million in the same period of 2019, the decrease was mainly due to the improvement of management efficiency.

Research and development expenses were RMB181.1 million (US$27.7 million), compared with RMB171.5 million in the same period of 2019, primarily due to the increase in share-based compensation expenses.

Operating loss was RMB245.3 million (US$37.6 million), compared with RMB302.7 million in the same quarter of 2019.

Net loss was RMB105.2 million (US$16.1 million), compared with RMB239.5 million in the same quarter of 2019. The net margin significantly increased to -5.5% from -20.4% in the same quarter of 2019.

Non-GAAP net loss was RMB174.3 million (US$26.7 million), compared with RMB254.6 million in the same quarter of 2019. The Non-GAAP net margin significantly increased to -9.1% from -21.7% in the same quarter of 2019.

Non-GAAP EBITDA was RMB-17.5 million (US$-2.7 million), compared with RMB-89.3 million in the same quarter of 2019. Non-GAAP EBITDA margin was -0.9%, compared to -7.6% in the same quarter of 2019. The steady increase of Non-GAAP EBITDA margin was due to the revenue growth and operating leverage.

Basic and diluted net loss per share was RMB0.03 (US$0.00), compared with RMB0.32 in the same quarter of 2019.

Cash and cash equivalents and short-term investments were RMB6,117.7 million (US$937.6 million) as of December 31, 2020, compared to RMB2,248.7 million as of December 31, 2019.

Outstanding ordinary shares were 3,339,618,633 as of December 31, 2020, equivalent to about 222,641,242 ADSs.

Fiscal Year 2020 Financial Results

Total Revenues reached RMB6,577.3 million (US$1,008.0 million), representing an increase of 66.2% from RMB3,956.4 million in 2019. The increases were primarily due to the growth in both public cloud services and enterprise cloud services for our premium customers.

•	Revenues from public cloud services were RMB5,166.9 million (US$791.9 million), representing an increase of 49.4% from RMB3,458.8 million in 2019.

•	Revenues from enterprise cloud services were RMB1,372.7 million (US$210.4 million), representing an increase of 182.3% from RMB486.3 million in 2019.

•	Other revenues were RMB37.7 million (US$5.7 million).

Cost of revenues was RMB6,220.3 million (US$953.3 million), representing an increase of 57.5% from RMB3,948.6 million in 2019, primarily attributable to the rapid growth of our business. IDC costs increased by 42.1% to RMB4,058.8 million (US$622.0 million) from RMB2,856.6 million in 2019. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. IDC costs as a percentage of total revenues decreased from 72.2% during the same period of last year to 61.7% in 2020. Depreciation and amortization costs were RMB746.2 million (US$114.4 million), compared with RMB599.2 million in 2019.

Gross profit increased to RMB357.0 million (US$54.7 million), from RMB7.7 million in 2019. Gross margin was 5.4%, compared to 0.2% in 2019.

Non-GAAP gross profit increased to RMB367.6 million (US$56.3 million), from RMB16.2 million in 2019.

Non-GAAP gross margin was 5.6%, compared to 0.4% in 2019. The increase was primarily due to our continued leverage on economies of scale and the costs savings.

Selling and marketing expenses were RMB409.2 million (US$62.7 million), compared to RMB317.4 million in 2019, mainly due to the increase in salaries and welfare of selling and marketing personnel, as well as the share-based compensation expenses.

General and administrative expenses were RMB379.9 million (US$58.2 million), compared with RMB238.6 million in 2019, the increase was mainly due to the increase in share-based compensation expenses, as well as the expenses for legal, accounting, and other administrative and compliance affairs.

Research and development expenses were RMB775.1 million (US$118.8 million), an increase of 30.2% from RMB595.2 million in 2019, primarily due to the increase in salaries and share-based compensation expenses.

Operating loss was RMB1,207.3 million (US$185.0 million), compared with RMB1,143.5 million in 2019.

Net loss was RMB962.2 million (US$147.5 million), compared with RMB1,111.2 million in 2019. The net margin significantly increased to -14.6% from -28.1% in the same quarter of 2019.

Non-GAAP net loss was RMB824.4 million (US$126.3 million), compared with RMB957.6 million in 2019. The Non-GAAP net margin significantly increased to -12.5% from -24.2% in 2019.

Non-GAAP EBITDA was RMB-119.1 million (US$-18.3 million), compared with RMB-417.7 million in 2019. Non-GAAP EBITDA margin was -1.8%, compared to -10.6% in 2019. The steady increase of Non-GAAP EBITDA margin was due to the revenue growth and operating leverage.

Basic and diluted net loss per share was RMB0.41 (US$0.06), compared with RMB1.31 in 2019.

Business Outlook

For the first quarter of 2021, the Company expects total revenues to be between RMB1.83 billion and RMB1.93 billion. It is based on the Company’s current and preliminary views on the market and operational conditions, which are subject to change. The forecast reflects the relative late timing of Chinese Lunar New Year Holiday in the first quarter of 2021 compared with 2020, and the typical pattern of procurement and implementation process of major enterprises and public sector clients in mainland China in the first quarter each year.

Conference Call Information

The Company will hold a conference call on Wednesday, March 17, 2021 at 8:00 am, U.S. Eastern Time (8:00 pm, Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/6443958. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, March 25, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-870-0206

Hong Kong Toll Free: 800-963-117

Conference ID: 6443958

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross (loss) profit, Non-GAAP gross margin, Non-GAAP EBITDA and Non-GAAP EBITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross (loss) profit as gross (loss) profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.525 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and Aoi cloud services.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergama

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands)

	Dec 31, 2019	Dec 31, 2020	Dec 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,023,263	3,424,674	524,854
Accounts receivable, net	1,347,481	2,334,871	357,835
Short-term investments	225,425	2,693,019	412,723
Prepayments and other assets	421,938	887,086	135,952
Amounts due from related parties	131,632	205,068	31,428

Total current assets	4,149,739	9,544,718	1,462,792

Non-current assets:
Property and equipment, net	1,720,974	1,986,988	304,519
Intangible assets, net	7,428	16,573	2,540
Prepayments and other assets	36,468	11,824	1,812
Equity investments	114,876	126,583	19,400
Amounts due from related parties	2,336	5,758	882
Operating lease right-of-use assets	—	266,968	40,915

Total non-current assets	1,882,082	2,414,694	370,068

Total assets	6,031,821	11,959,412	1,832,860

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	1,254,589	2,057,355	315,303
Accrued expenses and other liabilities	949,213	875,572	134,187
Short-term bank loans	—	278,488	42,680
Long-term bank loan, current portion	100,000	74,351	11,395
Income tax payable	11,930	20,564	3,152
Amounts due to related parties	104,259	112,998	17,318
Current operating lease liabilities	—	76,469	11,719

Total current liabilities	2,419,991	3,495,797	535,754

Non-current liabilities:
Long-term bank loan	74,351	—	—
Deferred tax liabilities	206	29	4
Other liabilities	—	40,578	6,219
Non-current operating lease liabilities	—	182,958	28,040

Total non-current liabilities	74,557	223,565	34,263

Total liabilities	2,494,548	3,719,362	570,017

Mezzanine equity:
Series B convertible preferred shares	337,268	—	—
Series C redeemable convertible preferred shares	1,043,147	—	—
Series D redeemable convertible preferred shares	5,965,273	—	—
Series D+ redeemable convertible preferred shares	388,844	—	—

Total mezzanine equity	7,734,532	—	—

Shareholders’ (deficit) equity:
Series A convertible preferred shares	123,186	—	—
Ordinary shares	5,558	22,801	3,494
Additional paid-in capital	91,746	14,149,984	2,168,580
Accumulated deficit	(4,902,097)	(5,864,356)	(898,751)
Accumulated other comprehensive income (loss)	484,348	(68,440)	(10,489)

Total Kingsoft Cloud Holdings Limited shareholders’ (deficit) equity	(4,197,259)	8,239,989	1,262,834
Noncontrolling interests	—	61	9

Total (deficit) equity	(4,197,259)	8,240,050	1,262,843

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	6,031,821	11,959,412	1,832,860

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2019	Sep 30, 2020	Dec 31, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	945,142	1,309,693	1,361,505	208,660	3,458,843	5,166,851	791,855
Enterprise cloud services	220,427	409,101	535,920	82,133	486,308	1,372,689	210,374
Others	8,071	10,049	25,321	3,881	11,202	37,767	5,788

Total revenues	1,173,640	1,728,843	1,922,746	294,674	3,956,353	6,577,307	1,008,017

Cost of revenues	(1,119,317)	(1,615,945)	(1,830,176)	(280,487)	(3,948,644)	(6,220,324)	(953,306)

Gross profit	54,323	112,898	92,570	14,187	7,709	356,983	54,711
Operating expenses:
Selling and marketing expenses	(98,286)	(96,802)	(114,666)	(17,573)	(317,426)	(409,211)	(62,714)
General and administrative expenses	(87,245)	(91,338)	(42,156)	(6,461)	(238,648)	(379,892)	(58,221)
Research and development expenses	(171,484)	(167,590)	(181,062)	(27,749)	(595,169)	(775,130)	(118,794)

Total operating expenses	(357,015)	(355,730)	(337,884)	(51,783)	(1,151,243)	(1,564,233)	(239,729)

Operating loss	(302,692)	(242,832)	(245,314)	(37,596)	(1,143,534)	(1,207,250)	(185,018)
Interest income	11,636	24,414	21,672	3,321	78,612	77,118	11,819
Interest expense	—	(3,940)	(1,838)	(282)	(4,925)	(9,453)	(1,449)
Foreign exchange gain (loss)	56,753	117,714	114,113	17,489	(38,961)	188,800	28,935
Changes in fair value of financial instruments	—	2,825	11,278	1,728	—	14,301	2,192
Other (expense) income, net	(3,195)	515	(1,724)	(264)	6,612	(10,810)	(1,657)

Loss before income taxes	(237,498)	(101,304)	(101,813)	(15,604)	(1,102,196)	(947,294)	(145,178)
Income tax expense	(2,010)	(4,033)	(3,345)	(513)	(9,003)	(14,904)	(2,284)

Net loss	(239,508)	(105,337)	(105,158)	(16,117)	(1,111,199)	(962,198)	(147,462)
Less: net income attributable to noncontrolling interests	—	196	54	8	—	61	9

Net loss attributable to Kingsoft Cloud Holdings Limited	(239,508)	(105,533)	(105,212)	(16,125)	(1,111,199)	(962,259)	(147,471)
Accretion to redemption value of redeemable convertible preferred shares	(49,725)	—	—	—	(49,725)	(19,768)	(3,030)

Net loss attributable to ordinary shareholders	(289,233)	(105,533)	(105,212)	(16,125)	(1,160,924)	(982,027)	(150,501)

Net loss per share:
Basic and diluted	(0.32)	(0.03)	(0.03)	(0.00)	(1.31)	(0.41)	(0.06)
Shares used in the net loss per share computation:
Basic and diluted	894,711,200	3,153,524,558	3,299,623,515	3,299,623,515	889,521,200	2,400,874,197	2,400,874,197
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(76,067)	(277,166)	(327,654)	(50,215)	64,598	(552,788)	(84,718)

Comprehensive loss	(315,575)	(382,503)	(432,812)	(66,332)	(1,046,601)	(1,514,986)	(232,180)
Less: Comprehensive income attributable to noncontrolling interests	—	196	54	8	—	61	9

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(315,575)	(382,699)	(432,866)	(66,340)	(1,046,601)	(1,515,047)	(232,189)
Accretion to redemption value of redeemable convertible preferred shares	(49,725)	—	—	—	(49,725)	(19,768)	(3,030)

Comprehensive loss attributable to ordinary shareholders	(365,300)	(382,699)	(432,866)	(66,340)	(1,096,326)	(1,534,815)	(235,219)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2019	Sep 30, 2020	Dec 31, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	54,323	112,898	92,570	14,187	7,709	356,983	54,711
Adjustments:
– Share-based compensation expenses	2,408	1,858	2,321	356	8,509	10,614	1,627
Adjusted gross profit	56,731	114,756	94,891	14,543	16,218	367,597	56,338

	Three Months Ended			Twelve Months Ended
	Dec 31, 2019	Sep 30, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020
Gross margin	4.6%	6.5%	4.8%	0.2%	5.4%
Adjusted gross margin	4.8%	6.6%	4.9%	0.4%	5.6%

	Three Months Ended				Twelve Months Ended
	Dec 31, 2019	Sep 30, 2020	Dec 31, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(239,508)	(105,337)	(105,158)	(16,117)	(1,111,199)	(962,198)	(147,462)
Adjustments:
– Share-based compensation expenses	38,511	57,339	54,543	8,360	121,279	330,114	50,592
– Foreign exchange (gain) loss	(56,753)	(117,714)	(114,113)	(17,489)	38,961	(188,800)	(28,935)
– Changes in fair value of financial instruments	—	(2,825)	(11,278)	(1,728)	—	(14,301)	(2,192)
– Other expense (income), net	3,195	(515)	1,724	264	(6,612)	10,810	1,657
Adjusted net loss	(254,555)	(169,052)	(174,282)	(26,710)	(957,571)	(824,375)	(126,340)
Adjustments:
– Interest income	(11,636)	(24,414)	(21,672)	(3,321)	(78,612)	(77,118)	(11,819)
– Interest expense	—	3,940	1,838	282	4,925	9,453	1,449
– Income tax expense	2,010	4,033	3,345	513	9,003	14,904	2,284
– Depreciation and amortization	174,865	159,199	173,250	26,552	604,581	758,038	116,174
Adjusted EBITDA	(89,316)	(26,294)	(17,521)	(2,684)	(417,674)	(119,098)	(18,252)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2019	Sep 30, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020
Net loss margin	-20.4%	-6.1%	-5.5%	-28.1%	-14.6%
Adjusted net loss margin	-21.7%	-9.8%	-9.1%	-24.2%	-12.5%
Adjusted EBITDA Margin	-7.6%	-1.5%	-0.9%	-10.6%	-1.8%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2019	Dec 31, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(155,376)	(278,242)	(42,642)	(439,132)	(290,433)	(44,511)
Net cash generated from (used in) investing activities	78,104	(308,729)	(47,315)	883,247	(4,314,003)	(661,151)
Net cash generated from financing activities	309,291	208,211	31,910	64,507	6,124,153	938,568
Effect of exchange rate changes on cash and cash equivalents	49,728	(63,069)	(9,667)	7,570	(118,306)	(18,131)
Net increase (decrease) in cash and cash equivalents	232,019	(378,760)	(58,047)	508,622	1,519,717	232,906
Cash and cash equivalents at beginning of period	1,741,516	3,866,503	592,568	1,507,071	2,023,263	310,079
Cash and cash equivalents at end of period	2,023,263	3,424,674	524,854	2,023,263	3,424,674	524,854